UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE TO ADD ETHEREUM “ETH” TO TRADING PLATFORM

For Immediate Release

Vancouver, British Columbia – Sept 7, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital asset exchange platform, blockchain development services and fintech advisory company today announced the execution of a development agreement with ANX International to integrate the Ethereum Coin “ETH” onto the Digatrade Exchange Platform. The functions included will be to enable withdraw and deposit functions and enable the trading pair Ether “ETH” to Bitcoin “BTC”.

Ethereum is a decentralized platform that runs smart contracts: applications that run exactly as programmed without any possibility of downtime, censorship, fraud or third-party interference. These apps run on a custom built blockchain, an enormously powerful shared global infrastructure that can move value around and represent the ownership of property. This enables developers to create markets, store registries of debts or promises, move funds in accordance with instructions given long in the past (like a will or futures contract) and many other things that have not been invented yet, all without a middle man or counterparty risk. The project was bootstrapped via an ether pre-sale during August 2014 by fans all around the world. It is developed by the Ethereum Foundation, a Swiss non-profit, with contributions from great minds across the globe. Currently, ETH has an approximate market-capitalization of $31.28billion and a coin price of US$330, the growth of the value of the coin has risen over 3000% this year and over 180% in the last month.

In response to a possible Digatrade token release, the Company is currently reviewing with its legal advisors the regulatory and compliance framework recently published by the Canadian Securities Administrators (CSA) who on August 24, 2017 published CSA Staff Notice 46-307 Crypto-currency Offerings, which outlines how securities law requirements may apply to initial coin offerings (ICOs), initial token offerings (ITOs), cryptocurrency investment funds and the cryptocurrency exchanges trading these products.

The notice describes the factors CSA staff consider in assessing whether prospectus, registration and marketplace requirements apply. It also outlines how the CSA can help fintech businesses contemplating such offerings and summarizes key issues that businesses should be prepared to discuss with CSA staff.

"The technology behind cryptocurrency offerings has the potential to generate new capital raising opportunities for businesses and we welcome this type of innovation," said Louis Morisset, CSA Chair and President and CEO of the Autorité des marchés financiers. "Given the growing activity in this novel area, we are publishing guidance to help fintech businesses understand what obligations may apply under securities laws.

Brad Moynes, CEO of Digatrade stated “In response to an influx of inquiries, if Digatrade were to offer an ICO or token release (subject to regulatory guidelines) to its community as part of a broader digital corporate finance model; the Etheruem “ETH” smart contract would be an efficient mechanism to govern and operate the process and as a result will be listed on the Digatrade Exchange”.

Additional information will be provided as it materializes.

ABOUT ANX INTERNATIONAL:

ANX International is a FinTech (Financial Technology) company that helps clients harness the advantages of blockchain technology. ANX offers blockchain solutions, next commerce solutions as well as payment solutions with managed services to suit client’s needs. With extensive experience in technology and financial services ANX is the largest blockchain solution provider in the global market. The ANX brand has been widely featured in 300+ worldwide press and hosts over 1million users worldwide and processes over 100m transactions every year.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G-2Z6 Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: September 07, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO